FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of February 2011
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr Rupert L. Pennant-Rea, a director of Gold Fields Limited, has exercised 10 000 Share Options which were issued to him in terms of The GF Non-Executive Director Share Plan, as amended.

Share options are offered at a strike price and vest after 12 months with a further four years within which the participant can exercise the options before the expiry date (total of five years from date of acceptance before the options would expire). The value of the options which a participant may exercise will be the difference between the Share price at the date of exercise and the Strike price on the allocation date.

Details of the transactions are set out below:

	RL Pennant-Rea
Nature of transaction	On market sale of shares/options in terms of the above scheme
Transaction Dates	23 and 24 February 2011 respectively
Number of Shares/Options	701 and 7,127 respectively
Class of Security	Ordinary Shares
Strike price per share option	R88.38
Market price per share	R125.82 and R124.70 respectively
Total Value	R976,936.72 (R88,199.82/R888,736.90)
Total proceeds	R284,789.64
Vesting Period	The options vests one year after acceptance with a further four years within which the participants can exercise the options before the expiry date.
Nature of interest	Direct and Beneficial
	RL Pennant-Rea
Nature of transaction	Off market acquisition of shares/options in terms of the above scheme
Transaction Date	24 February 2011
Number of Shares/Options	2,172
Class of Security	Ordinary Shares
Strike price per share option	R88.38
Market price per share	R124.70
Total Value	R270,848.40
Total cost	R191,961.36
Vesting Period	The options vests one year after acceptance with a further four years within which the participants can exercise the options before the expiry date.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

25 February 2011
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: February 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs